SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3
                              Amendment No. 6

     Rule 13e-3 Transaction Statement (Pursuant to Section 13(e) of the
                      Securities Exchange Act of 1934)

                         Varsity Spirit Corporation
                              (Name of Issuer)

                        Varsity Spirit Corporation
                            Riddell Sports Inc.
                          Cheer Acquisition Corp.
                              Jeffrey G. Webb
                              Gregory C. Webb
                    (Name of Person(s) Filing Statement)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                922294 10 3
                    (CUSIP Numbers of Class Securities)

           Jeffrey G. Webb                           Lisa Marroni, Esq.
   President and Chief Executive Officer              General Counsel
        Varsity Spirit Corporation                  Riddell Sports Inc.
          2525 Horizon Lake Drive                     900 Third Avenue
          Memphis, Tennessee 38113                New York, New York 10022
              (901) 387-4370                          (212) 826-4300

    (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                              with copies to:
          Glenn W. Reed, Esq.                    Sheldon S. Adler, Esq.
          Gardner, Carton & Douglas          Skadden, Arps, Slate, Meagher
          Suite 3400   Quaker Tower                  & Flom LLP
          321 North Clark Street                   919 Third Avenue
          Chicago, Illinois  60610             New York, New York 10022
          (312) 644-3000                           (212) 735-3000

  This statement is filed in connection with (check the appropriate box):

  (a)  ( )   The filing of solicitation materials or an information
             statement subject to Regulation 14A, Regulation 14C or Rule
             13e-3(c) under the Securities Exchange Act of 1934.
  (b)  ( )   The filing of a registration statement under the Securities
             Act of 1933.
  (c)  (X)   A tender offer.
  (d)  ( )   None of the above.
       Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: ( )




                    Varsity Spirit Corporation (the "Company"),
          Riddell Sports Inc. ("Parent"), Cheer Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), Jeffrey G. Webb and Gregory C. Webb hereby amend and supplement their Rule 13E-3 Transaction Statement (the "Statement"), filed on May 12, 1997 with the Securities and Exchange Commission (the "Commission"), relating to the tender offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a purchase price of $18.90 per Share, net to the tendering stockholder in cash.

                    Unless otherwise indicated herein, each
          capitalized term used but not defined herein shall have the meaning ascribed to such term in the Offer to Purchase, previously filed as Exhibit (d)(1) hereto.

          ITEM 16.  ADDITIONAL INFORMATION.

                    The information set forth in Item 16 of the Statement is hereby amended and supplemented by the following information:

                    On June 26, 1997, each of Jeffrey G. Webb,
          Gregory C. Webb, W. Kline Boyd and J. Kristyn Shepherd (the "Varsity Officers") acquired 762,127, 98,617, 81,351 and 44,074 shares, respectively, of Parent common stock, par value $.01 per share, (the "Purchase Transaction") from Parent for a purchase price of $4.50 per share, pursuant to the Stock Purchase Agreements, dated as of May 5, 1997, by and between each of the Varsity Officers and Parent (the "Stock Purchase Agreement"), copies of which were previously filed with the Commission on May 12, 1997 as Annexes III through VI to the Offer to Purchase, and are incorporated herein by reference. The Varsity Officers' source of funds for these purchases was personal funds, including funds obtained by the Varsity Officers through the sale of each Varsity Officers' Shares to Purchaser, pursuant to Purchaser's recently completed tender offer for all of the outstanding Shares of Company common stock at a price per Share of $18.90.


                                  SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 1, 1977          VARSITY SPIRIT CORPORATION


                                        By:     /s/ Jeffrey G. Webb
                                        Name:  Jeffrey G. Webb
                                        Title: Chairman and
                                               Chief Executive Officer


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 1, 1997          RIDDELL SPORTS INC.


                                        By:  /s/ David Groelinger
                                        Name:  David Groelinger
                                        Title: Chief Financial Officer


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 1, 1997          CHEER ACQUISITION CORP.


                                        By:  /s/ David Groelinger
                                        Name:  David Groelinger
                                        Title: Vice President


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 1, 1997          JEFFREY G. WEBB


                                        By:/s/ Jeffrey G. Webb


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 1, 1997          GREGORY C. WEBB


                                        By:/s/ Gregory C. Webb